Exhibit 12.1

SPARTAN STORES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
(In thousands, except ratios)	March 26, 2011	March 27, 2010	March 28, 2009	March 29, 2008	March 31, 2007
Earnings:
Earnings before income taxes and discontinued operations	$52,959	$42,408	$58,947	$48,067	$37,181
Fixed charges	26,338	28,136	24,830	24,083	21,134
Amortization of capitalized interest	133	172	224	260	314
Capitalized interest	(35)	(43)	(116)	(195)	(202)

Earnings available for fixed charges	$79,395	$70,673	$83,885	$72,215	$58,427

Fixed charges:
Interest expense	$15,104	$16,394	$14,138	$13,842	$12,132
Capitalized interest	35	43	116	195	202
Interest component of rent expense	11,199	11,699	10,576	10,046	8,800

Total fixed charges	$26.338	$28,136	$24,830	$24,083	$21,134

Ratio of earnings to fixed charges	3.01	2.51	3.38	3.00	2.76